TEXAS STOCK EXCHANGE

4550 Travis Street, Suite 650
Dallas, TX 75205
txse.com | 214.814.1196

October 6, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	WisdomTree Trust
Issuer CIK:	0001350487
Issuer File Number:	001-32912
Form Type:	8-A12B
Form 8-A Filing Date:	October 5, 2026

Texas Stock Exchange LLC certifies its approval for listing and registration of the following security under the Securities Exchange Act of 1934:

WisdomTree Global Alpha Fund

Sincerely,

Benjamin Sawyer
Head of Issuer Oversight
Texas Stock Exchange LLC